Pricing Supplement No. 135L Dated February 7, 2002 (To Prospectus dated October 31, 2001 and Prospectus Supplement dated November 9, 2001)	Rule 424(b)(5) File No's. 333-71876 CUSIP #: 46623E AW 9

J.P. MORGAN CHASE & CO.
[X]	Senior Medium-Term Notes, Series C Due From Nine Months to Thirty Years from Date of Issue
[ ]	Subordinated Medium Term Notes, Series A Due From Nine Months to Thirty Years from Date of Issue
Principal Amount:	$ 17,390,000.00
Issue Price:	100%
Proceeds to Company:	$ 17,390,000.00
Agents	Principal Amount To be Purchased
J.P. MORGAN SECURITIES INC.	$ 17,390,000.00
Agents' Capacity: if as principal	[ ] As agent	[X] As principal
[ ]	The Notes are being offered at varying prices relating to prevailing market prices at the time of sale. SEE BELOW
[X]	The Notes are being offered at a fixed initial public offering price equal to the Issue Price ( as a percentage of Principal Amount).
Original Issue Date:	February 28, 2002
Stated Maturity:	February 28, 2005

Form:  [X]   Book-entry   [_]  Certificated

Currency:  U.S. Dollars
[X] Fixed Rate Note:	CD [ ]	Commercial Paper Rate [ ]	LIBOR Telerate [ ]	LIBOR Reuters [ ]
[ ] Floating Rate Note:	Treasury Rate [ ]	Prime Rate [ ]	CMT [ ]

Interest Payment Dates:   Annually on each February 28, commencing February 28, 2003.

Interest Rate:

       The Notes will bear interest for the period from the original issue date to February 28, 2003 at a rate per annum equal to 6.00%. For the period from February 28, 2003 to February 28, 2004 the Notes will bear interest at a rate per annum equal to 7.50% minus LIBOR, but not less than 0%. For the period from February 28, 2004 until the Stated Maturity of the Notes, the Notes will bear interest at a rate per annum equal to 8.50% minus LIBOR, but not less than 0%. For purposes of determining the rate of interest to be borne by the Notes for the 12 month periods ending February 28, 2004 and February 28, 2005, LIBOR will be determined as follows:

       (i)      At approximately 11:00 a.m. (London time) on the second London business day preceding February 28, 2003 and February 28, 2004 (each such day, an "interest determination date"), the calculation agent will calculate LIBOR as the rate per annum equal to the rate for 12 months U.S. Dollar deposits in the London interbank market that appears on Telerate Page 3750 (or such other page as may replace that page) as of 11:00 a.m. London time on that interest determination date.

       (ii)      If on any interest determination date LIBOR cannot be determined as described above, the calculation agent shall determine LIBOR as follows:

       The calculation agent will select five major banks in the interbank market.

  The calculation agent will request that the principal London office of each of those banks provide a quotation of its rate at which 12 month U.S. Dollar deposits beginning on the second London business day immediately following the interest determination date and in a principal amount that is representative of a single transaction in U.S. Dollars in that market at approximately 11:00 a.m. London time, on the interest determination date are offered to prime banks in the London interbank market.
  If two or more quotations are provided, LIBOR for that interest determination date will be the average of those quotations.
  If fewer than two quotations are provided as mentioned above, the calculation agent will select three major banks in New York City. The calculation agent will then determine LIBOR for that interest determination date as the average of the rates quoted by those three banks at approximately 11:00 a.m., New York City time, on that interest determination date for U.S. Dollar loans to leading European banks having a maturity of 12 months beginning on the second London business day immediately following that interest determination date and in a principal amount that is representative for a single transaction in U.S. Dollars in that market at that time.
  If fewer than three New York City banks selected by the calculation agent are quoting as mentioned above, LIBOR will be LIBOR in effect on that interest determination date.

       If the stated maturity date of the Notes or an interest payment date for the Notes falls on a day that is not a business day, payment of principal and interest with respect to the Notes will be paid on the next business day, and no interest on that payment will accrue from and after the maturity date or interest payment date.

       Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

       The calculation agent will round, if necessary all percentages and decimals resulting from any calculation of interest on the Notes to the nearest one hundred thousandths of a percentage point, with five one-millionths of a percentage point rounded upwards. For example, the calculation agent will round 4.555545% (or .04555545) to 4.55555% (or .0455555) and the calculation agent will round 4.555544% (or .04555544) to 4.55554% (or .0455554). The calculation agent will also round all dollar amounts used in or resulting from any calculation to the nearest cent (with one-half cent being rounded upwards).

       A "business day" is any day, other than a Saturday, Sunday or other day that, in New York City, banking institutions generally are authorized or required to close. A "London business day" is any business day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Maximum Interest Rate:    Not Applicable      Minimum Interest Rate:  0%

Optional Redemption:   Yes [X]   No [  ]

       The Notes may be redeemed, in whole or in part, on any interest payment date at a redemption price of 100% of the principal amount of the Notes to be redeemed upon not less than 5 business days notice. Interest on redeemed Notes will be paid to the applicable holder of record of such Notes on the record date for the interest payment date on which such Notes will be redeemed.

Other:

       Calculation Agent:     J.P. Morgan Chase & Co.

       Denomination:   $500,000 and multiples of $5,000 in excess thereof.

Recent Developments:

     On January 16, 2002, we announced our 2001 fourth quarter and annual results. Fourth quarter 2001 operating earnings were $0.12 per share, compared with $0.37 per share in the fourth quarter of 2000. Operating income was $247 million in the fourth quarter, compared with $763 million one year ago. Reported net income, which includes merger and restructuring costs, was a loss of $332 million or $0.18 per share in the fourth quarter of 2001. This compares with profits of $708 million, or $0.34 per share, in the fourth quarter of 2000.

     For full year 2001, operating earnings per share were $1.65, compared with $2.96 in 2000. Operating income was $3.41 billion, compared with $5.93 billion in 2000. Reported net income was $1.69 billion, or $0.80 per share, compared with $5.73 billion, or $2.86 per share, in 2000.

     As described in our press release, fourth quarter results were negatively affected by events at Enron Corporation and in Argentina, as well as by continued private equity losses at JPMorgan Partners. Developments at Enron and in Argentina during the fourth quarter of 2001 increased our credit costs and reduced trading and other revenues by a total of $807 million. Separate from, and in addition to the Enron- and Argentina-specific charges, we increased our loan loss reserves by an additional $510 million in response to deteriorating market conditions.

     Following the above-referenced earnings announcement, Standard & Poor's Rating Services revised its outlook on J.P. Morgan Chase and our subsidiaries from stable to negative, citing as its reasons for the revision the above-referenced negative factors as well as negative revenue trends, a poor environment for our investment banking business and the uncertainties surrounding the Enron-related litigation.

     The litigation referred to above relates to an action initiated by us against several major insurance companies seeking payment under Enron-related surety bonds issued by those companies, and an action against Westdeutsche Landesbank ("WLB") seeking to compel payment under an Enron-related letter of credit issued by WLB. We intend to pursue these litigations vigorously and to seek full payment from the sureties and WLB. However, there can be no assurance as to the outcome of these litigations or of any other litigation or proceeding by or against J.P. Morgan Chase relating to Enron.

     Further information relating to our financial results and the other matters referred to above is contained in our reports filed with the SEC and referred to under "Where You Can Find More Information About J.P. Morgan Chase & Co." in the attached prospectus.